FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA increases presence in the United States with acquisition of Facchina Construction Group

Mexico City, June 27, 2014—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, today announced the completion of the acquisition of the Facchina Construction Group (“FCG”) in the United States. The acquisition will enable ICA to increase participation in the U.S. market as part of its international growth strategy.

FCG has a strong presence in the Washington, D.C. metropolitan area and southern Florida, and was founded by Paul Facchina, Sr. in 1987. Landmark projects in the Washington, D.C. metropolitan area include the 11th Street Bridge reconstruction project, the Maryland Intercounty Connector highway project, and the U.S. Capitol Visitor Center. In Florida, landmark projects include the New World Symphony Campus Expansion, the American Airlines Arena, and residential high-rise developments such as the Grove at Grand Bay.

Alonso Quintana, ICA’s Chief Executive Officer, said, “The Facchina Group is one of the premier medium-sized heavy construction companies in the U.S. Their business dovetails well with ICA’s, and they operate in markets with high growth potential. ICA’s strategy for increasing our international operations clearly includes the United States. Facchina´s management team is strong, and will continue to lead the company.”

ICA launched an international diversification initiative in 2011, with the objective of increasing the international share of total construction revenues. ICA has already expanded its activities in key markets of Latin America, including Panama, Peru, Colombia, and Costa Rica. The acquisition of FCG now extends this initiative to the U.S. In the past, ICA participated in key U.S. infrastructure projects, but has not been active in recent years.

ICA has made an initial payment of US$ 60 million for 100% of the ownership interests in FCG. Additional payments of up to US$ 40 million could be paid based upon the company meeting agreed EBITDA targets over the next five years through 2019, among other conditions. As part of

For more information contact:
Ana Paulina Rubio ana.rubio@ica.mx Elena García elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 x 3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

ICA, FCG is expected to be able to bid on and participate in larger projects than in the past, and be able to incorporate technologies that will improve efficiency. It will also have access to additional surety and financing capabilities.

In 2013 FCG had revenues of approximately US$ 230 million, EBITDA of approximately US$ 8 million, and net income of approximately US$ 7 million. As of Dec. 31, 2013, FCG had net cash of approximately US$ 30 million. Construction backlog totaled approximately US$ 291 million at year-end. We are currently in the period of post-closing review.

Paul Facchina, Sr., the founder of FCG, said, “I am proud to have built Facchina to where we are now. The best way to continue to develop the Facchina Group is to join forces with an international construction and infrastructure group. ICA can provide the additional technology, engineering talent, financial resources, and infrastructure experience that will bring Facchina Group to the next level. This agreement will help us sustain growth, provide quality solutions for our clients, and offer advancement opportunities for our employees. I look forward to continuing to serve as chairman of the Group and to help make Facchina an outstanding performer in ICA’s broad portfolio of businesses.”

The transaction has received all necessary U.S. regulatory approvals.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit http://ri.ica.mx/

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Investor Relations	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer